HIveMInd LLC

PROFIT AND LOSS

January - December 2019

	TOTAL
Income	
4010 Gross Revenue	3,969.03
4040 Interest Income	13.31
Total Income	**$3,982.34**
GROSS PROFIT	**$3,982.34**
Expenses	
5010 Legal & Professional Services	12,404.40
5015 Advertising & Marketing	69.00
5020 Rent	19,330.00
5025 Supplies	5,006.71
5030 Insurance	2,350.01
5035 Office Expenses	2,068.69
5040 Repairs & Maintenance	2,052.44
5045 Travel	26,426.85
5055 Utilities	5,626.95
5060 Auto Expenses	7,324.17
5065 Dues & Memberships	5,125.94
5075 Professional Contractors	33,549.55
5080 Meals & Entertainment	10,427.47
5085 Software	967.09
5090 Postage & Shipping	3,883.91
5095 Computer & Technology	11,541.41
6000 Scientific Consultants	2,722.39
6010 Bank Charges & Fees	1,546.18
6020 Licenses & Registrations	120.00
6030 Charitable Donations	108.00
Total Expenses	**$152,651.16**
NET OPERATING INCOME	**$ -148,668.82**
NET INCOME	**$ -148,668.82**

HIveMInd LLC

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1030 Citywide New Operating 4851	15,439.97
Total Bank Accounts	**$15,439.97**
Total Current Assets	**$15,439.97**
TOTAL ASSETS	**$15,439.97**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
2010 Notes Payable	225,000.00
Total Long-Term Liabilities	**$225,000.00**
Total Liabilities	**$225,000.00**
Equity	
3000 Opening Balance Equity	402.17
3020 Owner Draw	-144,138.03
3050 Paid-In Capital	225,574.10
Retained Earnings	-142,729.45
Net Income	-148,668.82
Total Equity	**$ -209,560.03**
TOTAL LIABILITIES AND EQUITY	**$15,439.97**

BEE CONSULTANTS, LLC. D/B/A HIVEMIND, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

	2019
Cash flows from operating activities:	
Net Loss	$ (148,669)
Net cash used in operating activities	(148,669)
Cash flows from financing activities:	
Borrowings on Notes Payable	225,000
Capital investments	450,310
Return of Capital	(367,587)
Cash distributions paid	(144,138)
Net cash provided by financing activities	163,585
Net increase in cash and cash equivalents	14,916
Cash and cash equivalents, beginning of year	524
Cash and cash equivalents, end of year	$ 15,440

BEE CONSULTANTS, LLC. D/B/A HIVEMIND, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

1. Nature of Organization and Significant Accounting Policies

Organization

Bee Consultants, LLC. D/B/A HiveMind LLC (the Company), is engaged in the business of mitigating CO2 emissions using a blend of mycelium species. The Company is working with Cummins Diesel, Shell Oil, and many other fortune two hundred companies to sequester over 100 million metric tons of C02e. The Company incorporated on August 15th, 2016 under the laws of the State of Georgia and is owned by over 200 shareholders with stake in the Company.

Basis of Accounting

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. This basis of accounting involves the application of accrual accounting; consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred.

Revenue and Cost Recognition

The Company performs work under fixed price contracts. Contract income is recognized as it is earned for financial statement reporting purposes. Contract costs include direct material, and contractor costs. General and administrative costs are charged to expense as incurred.

Estimates

Financial statements prepared in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all cash investments and highly liquid investments purchased with initial maturities of three months or less to be cash and cash equivalents.

Concentration of Credit Risk

Cash and cash equivalents consist primarily of demand deposits with financial institutions. The balances in the Company's bank accounts, as reflected in the banks' records, are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 for each financial institution. As of December 31, 2019, cash balances were fully insured by the FDIC.

1. Nature of Organization and Significant Accounting Policies Advertising - Continued

   Advertising

   Advertising costs are expensed as incurred. For the year ended December 31, 2019 advertising expense was $69.

2. Long-Term Debt

   The Company's debt totaling $225,000 as of December 31, 2019 consists of a Convertible Promissory Note with Investors (Holders) with original borrowings of $225,000 on December 31, 2019 and a Valuation Cap of $1,500,000. The convertible note payable has a Discount rate of 80% and a fixed interest rate of 6% and all payments of interest and principal are to be made pro rata among all Holders. All payments to be applied first to accrued interest, and thereafter to principal.

   If the Company consummates a Change of Control while this Note remains outstanding, the Company shall convert the outstanding principal amount of this Note and any unpaid accrued interest into shares of Preferred Stock of the Company(Preferred Shares) at a conversion price equal to the quotient resulting from dividing $1,500,000 by the number of outstanding shares of equity securities of the Company immediately prior to the Change of Control.

   In the event that the Company issues and sells Equity Shares to investors on or before the Maturity Date in an equity financing with total proceeds to the Company of not less than $1,000,000, then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into Preferred Shares at a conversion price equal to the lesser of (i) the cash price paid per share for Equity Shares by the Investors in the Qualified Financing multiplied by the Discount rate, and (ii) the quotient resulting from dividing $1,500,000 by the number of outstanding Equity Shares of the Company immediately prior to the Qualified Financing.

   In the event this Note remains outstanding on the Maturity Date, then the outstanding principal balance of this Note and any unpaid accrued interest shall either (i) require the Company to pay the outstanding principal amount of the Note plus any unpaid accrued interest; or (ii) convert the Notes into Preferred Shares at a conversion price equal to the quotient resulting from dividing $1,500,000 by the number of outstanding shares of Equity Shares of the Company as of the Maturity Date.

3. Lease Commitments

    The Company entered into a non-cancelable operating lease for Office Rent during 2019. Future minimum lease payments under these non-cancelable operating leases as of December 31, 2019 are as follows:

Year Ended December 31:		
2020	$	21,060
2021		10,530
	$	31,590

    For the Year ended December 31, 2019, total office rent expense was $19,330.

4. Subsequent Events

    Subsequent events have been evaluated through March 31, 2020, which is the date the financial statements were available to be issued. No subsequent events were noted as of this date.